FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2010
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 23, 2010 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 23, 2010

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors announces proposed conversion offer

Tata Motors Limited is inviting holders of its outstanding (i) ¥11,760,000,000 Zero Coupon Convertible Notes due March 2011 convertible into shares or American Depositary Shares (“ADS”) (the “Yen Notes”), and (ii) U.S.$300,000,000 1% Convertible Notes due April 2011 convertible into shares or Global Depositary Shares (“GDS”) (the “Dollar Notes”, and together with the Yen Notes, the “Notes”) to submit applications in an auction to convert the Notes into shares (the “Invitation”) between 23 March 2010 and 4.00 p.m. (London time) on 29 March 2009 (the “Auction Period”) upon the terms set out in an Invitation Memorandum dated 23 March 2010 that has been sent to holders of the Notes (“Noteholders”). The option to convert the Yen Notes into ADSs or Dollar Notes into GDSs is not available to Noteholders converting pursuant to the Invitation.

Noteholders will receive on the terms set out in the Invitation Memorandum, shares upon conversion of the Yen Notes and the Dollar Notes at certain enhanced conversion ratios (based on the price options and volume weighted average price across the Auction Period) upon submission during the Auction Period of a valid application selecting at least one price option (from the price options listed below) in respect of the Yen Notes or the Dollar Notes, as the case may be.

Yen Notes Price Options: (a) 105.2082%, (b) 106.2007%, or (c) 107.1932%, as against the redemption value currently of 99.253%.

Dollar Notes Price Options: (a) 130.3800%, (b) 131.6100%, or (c) 132.8400%, as against the redemption value currently at 121.78%.

Noteholders who choose not to participate, will continue with all the original terms of their Notes.

The Invitation is aimed at further optimising the capital structure of the Company. Conversion by the Noteholders will strengthen the Company’s capital and reserves and will help deleverage its balance sheet.

This is not an offering of securities for sale in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED OR IN OR INTO THE UNITED STATES OF AMERICA).

About Tata Motors.

Tata Motors is India s largest automobile company, with consolidated revenues of INR 70,938.85 crores ($ 14 billion) in 2008-09. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 4 million Tata vehicles plying in India, Tata Motors is the country s market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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